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                            February 23, 2023

       Steven Arenal
       Chief Executive Officer
       Lucent, Inc.
       1633 East Fourth Street
       Suite 148
       Santa Ana, CA 92701

                                                        Re: Lucent, Inc.
                                                            Amendment No. 1 to
Form 10
                                                            Filed February 1,
2023
                                                            File No. 000-56509

       Dear Steven Arenal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 filed February 1, 2023

       Item 1. Description of Business
       (a) Business Development, page 1

   1. On page 1, you disclose you selected December 31 for your fiscal year end. Within your financial statement
footnotes, you disclose the fiscal year end is May 31. Please revise your filing for
consistency.
       Item 2. Financial Information
       Management's Discussion and Analysis ..., page 10

   2. We note your disclosure that you anticipate you will obtain loans or investments from Mr.
                                                        Arenal to meet your
operational needs for the next 12 months. Please reconcile with the
 Steven Arenal
FirstName
Lucent, Inc.LastNameSteven Arenal
Comapany23,
February    NameLucent,
              2023      Inc.
February
Page 2 23, 2023 Page 2
FirstName LastName
         disclosure on page that such financing will be provided through the purchase of stock.
         Please also disclose the material terms of any loans to be provided, if known. Please clarify whether you have a written agreement with your president. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

3. Please update the information in this section as of the most recent practicable date. Please also reconcile inconsistent disclosure regarding ownership. For instance, the disclosure in the first risk factor on page 6 states management owns 98% of the company's outstanding shares. The beneficial ownership table reflects 100% ownership. In addition, footnote two to the beneficial ownership table indicates there are 5 million shares outstanding as of the date of the registration statement, while the disclosure following the table states there are 10 million shares outstanding. Please reconcile.
Item 5. Directors and Executive Officers, page 13

4. Please provide at least 5 years of experience for Mr. Arenal, including clear disclosure of any experience with shell companies. Please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity.
         Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13

5. Please include disclosure required by Item 404(a)(5) of Regulation S-K of the amounts due to related parties, as reflected in the financial statements and footnote 5 to the financial statements.
Financial Statements as of and for the years ended May 31, 2022 and 2021
Report of Independent Registered Public Accounting Firm, page F-2

6. In your risk factor on page 5 of the filing, you state that the report of the independent registered public accounting firm has raised substantial doubt about the Company's ability to continue as a going concern. However, the auditor's report on the financial statements does not contain a going concern paragraph. Please resolve this inconsistency in the next amendment to your Form 10.
Statements of Stockholders' Equity (Deficit), page F-5

7. Please ensure the balances from the Statements of Stockholders' Equity (Deficit) as of
         May 31, 2022 and 2021 agree with the amounts on the Condensed Balance Sheets. Also, please revise your filing to present the Statements of Stockholders' Equity (Deficit) for only the two fiscal years preceeding the date of the most recent audited balance sheet (i.e.
         for the years ended May 31, 2022 and 2021); please refer to Rule 8-02 of Regulation S-X.
 Steven Arenal
Lucent, Inc.
February 23, 2023
Page 3
Notes to the Audited Financial Statements
Note 6 - Subsequent events, page F-8

8. Please update the date through which management evaluated subsequent events to be a date after May 31, 2022, the most recent audited balance sheet date. Financial Statements as of and for the six months ended November 30, 2022, page F-10

9. Please revise your interim financial statements to include a balance sheet as of the end of the preceding fiscal year, a statement of operations and a statement of cash flows for the comparable period of the preceding fiscal year, and a statement of stockholders' equity
      (deficit) for current and comparative year-to-date periods. Please refer to Rule 8-03 of
      Regulation S-X.
10. We note your header on page F-13 which refers to the notes to the audited financial statements with regards to your interim financial statements. Please revise the header to refer to such financial statements as unaudited.
General

11. We note that your registration statement on Form S-1 was declared effective on April 13,
      2020. It appears that you did not sell any shares pursuant to that registration statement.
      Please clearly disclose, if true. In addition, since that time, you have not filed any periodic reports relating to your company, and therefore it appears you are delinquent in your reporting obligations under the Exchange Act of 1934. Please revise your disclosure throughout the registration statement to address the risks associated with failure to file these reports, including updating your risk factor on page 6, and the potential risk that you may not meet your reporting obligations going forward.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Arenal
                                                            Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                            Office of Real
Estate & Construction
February 23, 2023 Page 3
cc:       Byron Thomas, Esq.
FirstName LastName